UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

COMPASS DIVERSIFIED HOLDINGS

(Exact name of registrant as specified in its charter)

Delaware	001-34927	57-6218917
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

COMPASS GROUP DIVERSIFIED

HOLDINGS LLC

(Exact name of registrant as specified in its charter)

Delaware	001-34926	20-3812051
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Sixty One Wilton Road

Second Floor

Westport, CT 06880

(Address of principal executive offices and zip code)

Please contact Carrie Ryan at (203) 221-1703 should you have any questions about this report.

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

This Form SD of Compass Group Diversified Holdings LLC and Compass Diversified Holdings (NYSE: CODI) (collectively, “CODI” or the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2013.

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry

The Company conducted an analysis of its subsidiaries’ products and found that small quantities of conflict minerals (cassiterite, columbite-tantalite, gold, wolframite or their derivatives) are contained in some of its subsidiaries’ products. Therefore, for the reporting period from January 1 to December 31, 2013, the Company conducted a reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the necessary conflict minerals contained its subsidiaries’ products originated or may have originated in a Covered Country or came from recycled or scrap sources. “Necessary conflict minerals” are conflict minerals that are necessary to the functionality or production of products that the Company’s subsidiaries manufacture or that the Company’s subsidiaries contract with others to manufacture for us. A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

To conduct its RCOI, the Company engaged with its subsidiaries’ suppliers of products containing necessary conflict minerals and made inquiries to those suppliers about the chain of custody of those necessary conflict minerals and about the smelters or refiners used to process those conflict minerals. In the Company’s supplier engagement, it used the Electronic Industry Citizenship Coalition (“EICC”) and the Global eSustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) to request information from its subsidiaries’ suppliers about their supply chain and to gather information about the country of origin of its subsidiaries’ necessary conflict minerals. The Company and its subsidiaries do not have direct relationships with smelters or refiners in their supply chains, therefore it asked its subsidiaries’ suppliers to engage with their own respective suppliers to gather the requested information.

Conclusions

The Company has concluded in good faith that during 2013:

a)	Certain of the Company’s subsidiaries have manufactured and/or contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of their products.

b)	Based on an RCOI, the Company knows or has reason to believe that some of the Company’s necessary conflict minerals originated or may have originated in the Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Therefore, the Company conducted due diligence on the source and chain of custody of its subsidiaries’ necessary conflict minerals. There is significant overlap between the Company’s RCOI efforts and its due diligence measures performed. The due diligence measures it performed are discussed in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at: www.compassdiversifiedholdings.com

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report, required by Item 1.01, is provided as Exhibit 1.02.

Section 2 Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2014	COMPASS DIVERSIFIED HOLDINGS

	By:	/s/ Ryan J. Faulkingham
Ryan J. Faulkingham
Regular Trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2014	COMPASS GROUP DIVERSIFIED HOLDINGS LLC

	By:	/s/ Ryan J. Faulkingham
Ryan J. Faulkingham
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD